Exhibit 4.1
Authorized Capital Stock
Our certificate of incorporation authorizes 150,500,000 shares of capital stock, consisting of 500,000 shares of serial convertible preferred stock, without par value, 120,000,000 shares of Common Stock, $0.01 par value per share and 30,000,000 shares of Class B Common Stock, $2.00 par value per share.  As of January 29, 2020, no shares of preferred stock, 58,136,424 shares of Common Stock and no shares of Class B Common Stock were issued and outstanding.  The following is a description of our Common Stock and Class B Common Stock.
Common Stock and Class B Common Stock

Voting, Dividend and Other Rights. The voting powers, preferences and rights of the Common Stock and the Class B Common Stock are identical in all respects, except that:

(1) the holders of Common Stock are entitled to one vote per share and the holders of Class B Common Stock are entitled to ten votes per share;

(2) stock dividends on Common Stock may be paid only in shares of Common Stock and stock dividends on Class B Common Stock may be paid only in shares of Class B Common Stock; and

(3) shares of Class B Common Stock have certain conversion rights and are subject to certain restrictions on ownership and transfer described below under “— Conversion Rights and Restrictions on Transfer of Class B Common Stock.”

Except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences or special rights of their respective classes of stock so as to affect them adversely or as otherwise required under Delaware law, the holders of Common Stock and Class B Common Stock vote together as a single class.

The holders of Common Stock and Class B Common Stock (if and as issued) are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the Board of Directors, subject to the dividend preference of any outstanding preferred stock (if and as issued) and restrictions on the payment of dividends contained in our First Lien Credit Agreement, dated as of March 31, 2014, among the Company, the lenders party therereto from time to time, and JPMorgan Chase Bank, N.A., as administrative and collateral agent (“First Lien Credit Facility”).

Under the First Lien Credit Facility, we are restricted from paying cash dividends on our Common Stock and Class B Common Stock.  In the event of liquidation, each share of Common Stock and Class B Common Stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and any liquidation preference of any outstanding preferred stock.

Holders of Common Stock and Class B Common Stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Conversion Rights and Restrictions on Transfer of Class B Common Stock. The Common Stock has no conversion rights. However, at the option of the holder, each share of Class B Common Stock is convertible at any time and from time to time into one share of Common Stock. In order to exercise this right of conversion, a holder of Class B Common Stock must present and surrender that holder’s certificate representing such shares of Class B Common Stock along with a written notice of the election to convert such Class B Common shares.  In addition, if at any time after the initial issuance of shares of Class B Common Stock, the number of outstanding shares of Class B Common Stock falls below 5,600,000, as adjusted for any future stock splits, combination or stock dividends effected after the initial issuance of the Class B Common Stock, all of the outstanding shares of Class B Common Stock shall be deemed to have been converted into Common Stock.

 Our certificate of incorporation provides that no holder of shares of Class B Common Stock may transfer such shares to a person other than a Permitted Transferee, consisting of family members, certain trusts, heirs and devisees, and certain charitable organizations.  Upon any sale or transfer of ownership or voting rights to a transferee other than a Permitted Transferee or to the extent an entity no longer remains a Permitted Transferee, such shares of Class B Common Stock will automatically convert into equal number of shares of Common Stock.  Accordingly, no trading market exists for Class B Common Stock nor would we expect one to develop and the Class B Common Stock is not listed or traded on any exchange or in any market.

Effects of Disproportionate Voting Rights. The disproportionate voting rights of the Common Stock and Class B Common Stock could have an adverse effect on the market price of the Common Stock. Such disproportionate voting rights may make us a less attractive target for a takeover than we otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by our stockholders other than the holders of the Class B Common Stock. Accordingly, such disproportionate voting rights may deprive holders of Common Stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from stockholders at such a premium price.

Our Common Stock is listed on the NYSE under the symbol “LEE.” The transfer agent and registrar for our Common Stock is Shareowner Services, Equiniti (EQ) Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120.  Its phone number is (800) 468-9716.